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                     November 8, 2022

       Murray Auchincloss
       Chief Financial Officer
       BP p.l.c.
       1 St James's Square, London SW1Y 4PD
       United Kingdom

                                                        Re: BP p.l.c.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-06262

       Dear Murray Auchincloss:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation